23SER PHOTONICS CORPORATION

1101 N. Keller Road, Suite G-2

Orlando, FL 32810

September 23, 2024

Via Edgar Correspondence

Jenny O’Shanick, Esq.

Attorney Advisor

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Laser Photonics Corporation

Preliminary Information Statement on Schedule 14C

Filed on September 17, 2024

File No. 001-41515

Dear Ms. O’Shanick:

Laser Photonics Corporation (the “Company” or “Laser Photonics”) is transmitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 23, 2024, with respect to the Company’s Preliminary Information Statement on Schedule 14C. This letter is being submitted together with the changes to the Preliminary Information Statement on Schedule 14C. The numbered paragraph below corresponds to the numbered comment in that letter. The Staff’s comment is presented in bold italics.

Preliminary Information Statement on Schedule 14C

General

1.	We note your disclosure on page 3 that the approval of Proposal 1 requires the “affirmative consent of a majority of the shares of our Common Stock issued and outstanding” as of the Record Date. We also note your other disclosure on page 6 that the approval of Proposal 1 requires the “affirmative vote of the holders of a majority of the votes cast.” Please revise to resolve this discrepancy. Further, we understand from your disclosure on page 3 that ICT Investments, LLC is the only stockholder that has approved Proposal 1, which “beneficially owns 8,438,695 shares of Common Stock constituting 61% of the issued and outstanding shares of Common Stock.” However, we note your other disclosure in the table on page 6 that ICT beneficially owns 4,438,695 shares of Common Stock, constituting 32% of your voting power. Given that the required vote to approve Proposal 1 is a majority of the votes cast or outstanding shares of Common Stock, please tell us how this proposal was approved and why the company is not required to file a proxy statement on Schedule 14A. Please also revise to clearly disclose ICT Investments, LLC’s total voting power.

Response: We have revised the Preliminary Information Statement on Schedule 14C to make clear that (i) the requirement for approval of Proposal 1is a majority of the issued and outstanding stock entitled to vote as of the Record Date and (ii) ICT Investments, LLC, which itself owns 32% of the voting power of the issued and outstanding shares of Laser Photonics common stock, and through its ownership and control of Fonon Corporation that owns 21.8% and Fonon Technologies, Inc. that owns 7.3%, respectively, of the issued and outstanding shares of Laser Photonics common stock, has total voting power of 61.3% of the issued and outstanding shares of Laser Photonics common stock.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, CM Law PLLC at (301) 9102030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at wtupuola@laserphotonics.com.

Sincerely,

/s/ Wayne Tupuola
Wayne Tupuola

Cc:	Ernest M. Stern, Esq.